Cathay Industrial Biotech Ltd.

Building 5, 1690 Cailun Road, Zhangjiang Hi-Tech Park

Shanghai, China 201203

Tel: (86 21) 5080 1916     Fax: (86 21) 5080 1386

www.cathaybiotech.com

June 11, 2012

VIA EDGAR

Pamela A. Long, Assistant Director

Edward M. Kelly, Senior Counsel

Graig E. Slivka, Special Counsel

Terence S. O’Brien, Accounting Branch Chief

Tracey L. McKoy, Staff Accountant

Office of International Corporate Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:  Cathay Industrial Biotech Ltd. Application for Withdrawal on Form RW Registration Statement on Form F-1 (File No. 333-175661)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Cathay Industrial Biotech Ltd. (the “Company”) hereby requests the immediate withdrawal of the Company’s Registration Statement on Form F-1 (File No. 333-175661) together with all exhibits thereto, which was originally filed with the Commission on July 19, 2011, as amended by Amendment No. 1 (the “Registration Statement”).

The Registration Statement was not declared effective.  The Company does not intend to pursue a completed offering at this time.  No securities of the Company were issued or sold in connection with the Registration Statement.

If you have any questions regarding this letter, please contact the Company’s legal counsel, Shuang Zhao at (852) 2978-8002 or Chris Chen at (8610) 5922-8031.

Sincerely,

/s/ Xiucai Liu

Chairman of the Board and CEO

cc:

Shuang Zhao, Shearman & Sterling LLP

Chris Chen, Shearman & Sterling LLP